SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated August 1, 2006, of Directorate Change

SCOTTISHPOWER APPOINTS NEW NON-EXECUTIVE DIRECTOR

ScottishPower is pleased to announce the appointment of  Peter Hickson as a non-executive director. He will take up his appointment on 1 September 2006.

Mr Hickson, 61, is currently Chairman of the water company AWG and also holds a non-executive post with Telent.  He was Finance
Director of Powergen, the electricity and gas company, for six years until its acquisition by E.ON in 2002.

ScottishPower Chairman Charles Miller Smith said: "I am delighted to welcome Peter Hickson to the Board which will benefit greatly from his wealth of experience."

Information:-

Colin McSeveney
Director Media Relations

0141 636 4515

1 August 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: August 1, 2006	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary